UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Liminal BioSciences Inc.

(Name of the Issuer)

Liminal BioSciences Inc.

Structured Alpha LP

Thomvest Asset Management Ltd.

Peter J. Thomson

Eugene Siklos

(Name of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

53272L202

(CUSIP Number of Class of Securities)

Bruce Pritchard Chief Executive Officer Liminal BioSciences Inc. 440, boul. Armand-Frappier Bureau 300 Laval, Quebec H7V 4B4 (450) 781-0115	Eugene Siklos President Structured Alpha LP c/o Thomvest Asset Management Ltd. 65 Queen Street West, Suite 2400 Toronto, Ontario, M5H 2M8 (416) 364-8700

With copies to:

Stikeman Elliott LLP 1155 René-Lévesque Blvd. West 41st Floor Montréal, Québec H3B 3V2 Attention: Pierre-Yves Leduc and Julien Robitaille-Rodriguez	Cooley LLP 55 Hudson Yards New York, NY 10001 Attention: Kevin Cooper and Richard Segal	Torys LLP 79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, Ontario M5K 1N2 Attention: John Emanoilidis	Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, NY 10036 Attention: Mile Kurta

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS AMENDED TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No.1 to Schedule 13E-3, together with the exhibits hereto (“Amendment No. 1” or “Amended Transaction Statement”), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2023 (the “Schedule 13E-3” or “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Liminal BioSciences Inc. (the “Company”), a corporation existing under the laws of Canada and the issuer of the common shares, no par value per share (the “Shares”), that is subject to the Rule 13e-3 transaction; (ii) Structured Alpha LP, a limited partnership existing under the laws of the Cayman Islands (“SALP”); (iii) Thomvest Asset Management Ltd., a corporation existing under the laws of the Province of Ontario (“Thomvest”); (iv) Peter J. Thomson; and (v) Eugene Siklos (Eugene Siklos, together with SALP, Thomvest and Peter J. Thomson, the “Purchaser Filing Parties”).

The Supplement to the Management Information Circular, dated September 12, 2023, which is attached as Exhibit (a)(2)(vii) hereto (“Supplement No. 1”), amends and supplements the information contained in the Management Information Circular, dated August 16, 2023, which was attached as Exhibit (a)(2)(i) to the Schedule 13E-3 (the “Circular”). References to the “Circular” in the Schedule 13E-3 are amended to mean the Circular, as amended by Supplement No. 1. In addition, to the extent information contained in a section of the Circular is modified by Supplement No. 1, all references to such section of the Circular in the Schedule 13E-3, as amended by this Amendment No. 1, shall be to such section of the Circular as so modified.

All information set forth in this Amendment No. 1 should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, as amended by Supplement No. 1, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of this Schedule 13E-3.

All information contained in, or incorporated by reference to, this Amendment No. 1 concerning each Filing Person has been supplied by such Filing Person.

Item 4.	Terms of the Transaction.

(a)(2) Mergers or Similar Transactions. The information set forth in Supplement No. 1 under the following captions is incorporated herein by reference:

“Special Factors – Certain Prospective Financial Information”

(c) Different Terms. The information set forth in Supplement No. 1 under the following captions is incorporated herein by reference:

“Interests of Certain Persons in the Arrangement”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)—(c) Transactions; Significant Corporate Events; Negotiations or Contacts. The information set forth in Supplement No. 1 under the following captions is incorporated herein by reference:

“Interests of Certain Persons in the Arrangement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Supplement No. 1 under the following captions is incorporated herein by reference:

“Interests of Certain Persons in the Arrangement”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(c)(1) – (8) Plans. The information set forth in Supplement No. 1 under the following captions is incorporated herein by reference:

“Interests of Certain Persons in the Arrangement”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(c) Reasons. The information set forth in Supplement No. 1 under the following captions is incorporated herein by reference:

“Special Factors – Certain Prospective Financial Information”

(d) Effects. The information set forth in Supplement No. 1 under the following captions is incorporated herein by reference:

“Interests of Certain Persons in the Arrangement”

Item 13.	Financial Statements.

(a) Financial Information. The information set forth in Supplement No. 1 under the following captions is incorporated herein by reference:

“Special Factors – Certain Prospective Financial Information”

Item 15.	Additional Information.

(b) The information set forth in Supplement No. 1 under the following captions is incorporated herein by reference:

“Interests of Certain Persons in the Arrangement”

Item 16.	Exhibits.

Item 16 is hereby amended and supplemented by the addition of the following exhibits thereto:

Exhibit No.	Description

(a)(2)(vii)	Supplement to the Circular, dated September 12, 2023

(a)(5)(ii)	Press Release of the Company, dated September 12, 2023, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on September 12, 2023

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMINAL BIOSCIENCES INC.

By:	/s/ Bruce Pritchard
Name:	Bruce Pritchard
Title:	Chief Executive Officer
Date:	September 12, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRUCTURED ALPHA LP, by its general partner THOMVEST ASSET MANAGEMENT LTD.

By:	/s/ Eugene Siklos
Name:	Eugene Siklos
Title:	President
Date:	September 12, 2023

THOMVEST ASSET MANAGEMENT LTD.

By:	/s/ Eugene Siklos
Name:	Eugene Siklos
Title:	President
Date:	September 12, 2023

PETER J. THOMSON

By:	/s/ Peter J. Thomson
Name:	Peter J. Thomson
Date:	September 12, 2023

EUGENE SIKLOS

By:	/s/ Eugene Siklos
Name:	Eugene Siklos
Date:	September 12, 2023